Prospectus Supplement No. 3 (to prospectus dated February 1, 2022)	Filed pursuant to Rule 424(b)(3) Registration No. 333-262179

Bowlero Corp.

216,956,397 Shares of Class A Common Stock

7,296,793 Warrants

7,296,793 Shares of Class A Common Stock Issuable upon Exercise of Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 1, 2022 (the “Prospectus”), related to: (1) the offer and sale, from time to time, by the selling securityholders identified in the Prospectus, or their permitted transferees, of (i) up to 216,956,397 shares of Class A common stock, par value $0.0001 (the “Class A Common Stock”) and (ii) 7,296,793 warrants to purchase shares of Class A Common Stock (“warrants”), and (2) the issuance by us and the resale by certain of the selling securityholders of up to 7,296,793 shares of Class A Common Stock upon the exercise of outstanding warrants, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on April 27, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BOWL” and our warrants are listed on the NYSE under the symbol “BOWL.WS.” On April 26, 2022, the closing sale price per share of our Class A Common Stock was $11.05 and of our warrants was $3.29.

Investing in our securities involves risks. See “Risk Factors” beginning on page 6 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 27, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 27, 2022

Bowlero Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40142	98-1632024
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7313 Bell Creek Road Mechanicsville, Virginia	23111
(Address of principal executive offices)	(Zip Code)

(804) 417-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	BOWL	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	BOWL WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

On April 27, 2022, Bowlero Corp. (“Bowlero”) issued a press release announcing the “Redemption Fair Market Value” in connection with its previously announced redemption of all of its outstanding publicly traded and privately held warrants to purchase shares of its Class A common stock that were issued under the Warrant Agreement, dated as of March 2, 2021, between Bowlero (f/k/a Isos Acquisition Corporation) and Continental Stock Transfer & Trust Company (the “Warrant Agent”). A copy of the press release is filed as Exhibit 99.1 to this report and incorporated herein by reference.

At Bowlero’s direction, the Warrant Agent is delivering a Notice of Redemption Fair Market Value to registered holders of outstanding warrants. A copy of the Notice of Redemption Fair Market Value is filed as Exhibit 99.2 to this report and incorporated herein by reference.

None of this current report, the press release or the Notice of Redemption Fair Market Value attached as exhibits constitutes an offer to sell or the solicitation of an offer to buy any Bowlero securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press release, dated April 27, 2022
99.2	Notice of Redemption Fair Market Value, dated April 27, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowlero Corp.

Date:	April 27, 2022	By:	/s/ Brett I. Parker
Name: Brett I. Parker
Title: President and Chief Financial Officer

EXHIBIT 99.1

Bowlero Corp. Announces “Redemption Fair Market Value”
in Connection with Previously Announced Warrant Redemption

RICHMOND, VA, (April 27, 2022) (GLOBE NEWSWIRE) - Bowlero Corp. (NYSE:BOWL) (“Bowlero”) today announced the “Redemption Fair Market Value” in connection with its upcoming redemption of all outstanding warrants to purchase shares of Bowlero’s Class A common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated March 2, 2021 (the “Warrant Agreement”), by and between the Bowlero and Continental Stock Transfer & Trust Company (the “Warrant Agent”).

Bowlero previously announced it will redeem all of its publicly traded and privately held warrants that remain unexercised at 5:00 p.m. New York City time on May 16, 2022 (the “Redemption Date”), for a redemption price of $0.10 per warrant. The “Redemption Fair Market Value” is used to determine the number of shares of stock that will be issued to warrant holders who elect to exercise their warrants on a “cashless” basis before the Redemption Date, subject to the terms of Bowlero’s previously issued Notice of Redemption.

Bowlero has directed the Warrant Agent to deliver a Notice of Redemption Fair Market Value to registered holders of outstanding warrants, informing them that:

a.	the Redemption Fair Market Value (as defined in the Warrant Agreement) is $12.0985; and

b.	as a result, holders who exercise their warrants on a “cashless” basis before 5:00 p.m. New York City time on the Redemption Date will be entitled to receive 0.2936 shares of Common Stock per warrant exercised.

Exercise Procedures and Deadline for Warrant Exercise

Warrant holders may continue to exercise their warrants to purchase shares of Common Stock until immediately before 5:00 p.m. New York City time on the Redemption Date. Payment upon exercise of the warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Common Stock or (ii) on a “cashless” basis in which the exercising holder will receive 0.2936 shares of Common Stock per warrant exercised. If a holder of warrants would be entitled to receive a fractional share of Common Stock as a result of warrants exercised at one time, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Holders wishing to exercise their warrants should follow the procedures described in the Notice of Redemption and the Election to Exercise form included with the notice. Holders of warrants held in “street name” should immediately contact their brokers to determine exercise procedures. Since the act of exercising is voluntary, holders must instruct their brokers to submit the warrants for exercise.

Termination of Warrant Rights

Any outstanding Bowlero warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, except to receive the Redemption Price or as otherwise described in the Notice of Redemption.

Prospectus

Prospectuses covering the shares of Common Stock issuable upon the exercise of the warrants are included in a registration statement on Form S-4 (Registration No. 333-258080) filed with Bowlero with, and declared effective by, the Securities and Exchange Commission (the “SEC”) and a registration statement on Form S-1 (Registration No. 333-262179) filed by Bowlero with, and declared effective by, the SEC. The SEC maintains an Internet website that contains a copy of each prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of each prospectus from the Company’s investor relations website at https://ir.Bowlero.com.

Additional Information and Answers to Questions

Questions concerning redemption or exercise of the warrants may be directed to the Warrant Agent, Continental Stock Transfer & Trust Company, at 1 State Street, Floor 30, New York, NY 10004, Attention: Reorganization Department, or by calling (212) 509-4000.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any Bowlero securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bowlero

Bowlero Corp. is the worldwide leader in bowling entertainment, media, and events. With more than 300 bowling centers across North America, Bowlero Corp. serves more than 26 million guests each year through a family of brands that includes Bowlero, Bowlmor Lanes, and AMF. In 2019, Bowlero Corp. acquired the Professional Bowlers Association, the major league of bowling, which boasts thousands of members and millions of fans across the globe. For more information on Bowlero Corp., please visit BowleroCorp.com.

2

Contacts:

For Media:
ICR, Inc.
Tom Vogel
Tom.Vogel@icrinc.com

For Investors:
ICR, Inc.
Ashley DeSimone
Ashley.desimone@icrinc.com

Ryan Lawrence
Ryan.Lawrence@icrinc.com

3

EXHIBIT 99.2

April 27, 2022

NOTICE OF FAIR MARKET VALUE IN CONNECTION WITH THE REDEMPTION OF ALL WARRANTS (CUSIP 10258 P110)

Dear Warrant Holder,

On April 14, 2022, Bowlero Corp. (the “Company”) gave notice of redemption of all of the Company’s outstanding warrants (the “Warrants”) to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated March 2, 2021 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”) for a redemption price of $0.10 per Warrant (the “Redemption Price”) at 5:00 p.m. New York City time on May 16, 2022 (the “Redemption Date”).

Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase Common Stock for cash or on a “cashless basis”. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a cash price of $11.50 per Warrant exercised (the “Exercise Price”). Each Warrant also entitles the holder thereof to exercise the Warrant on a “cashless basis” and pay the per warrant exercise price by surrendering of a certain number of shares of Common Stock that such holder would have been entitled to receive upon a cash exercise of each Warrant.

Under Section 6.2 of the Warrant Agreement, holders of the Warrants may elect to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1 and receive a number of shares of Common Stock determined by the terms of the Warrant Agreement based on the volume weighted average price of the Common Stock for the ten (10) trading days immediately following on the third (3rd) trading day prior to the date on which notice of redemption is delivered to holders.

The Company hereby provides the Holders with the Redemption Fair Market Value (as defined in the Warrant Agreement), which is equal to $12.0985. The Redemption Fair Market Value was determined in accordance with the Bloomberg volume weighted average price for the Common Stock over the applicable period, as presented in Exhibit A. For each Warrant exercised to purchase Common Stock on a “cashless basis” the holder will receive 0.2936 shares of Common Stock.

Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Warrants, except to receive the Redemption Price. The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants. Please note that the act of exercising is VOLUNTARY, meaning that a holder of Warrants must instruct its broker to submit its Warrants for exercise.

Sincerely,

Bowlero Corp.

/s/ Jason F. Cohen
By: Jason F. Cohen
Title: Chief Legal Officer

[Signature page to the Notice of Fair Market Value]

Exhibit A